

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 26, 2010

Terry G. Roussel, President
Cornerstone Healthcare Plus REIT, Inc.
1920 Main Street, Suite 400
Irvine, CA 92614

> **Re: Cornerstone Healthcare Plus REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed July 7, 2010**
> **File No. 333-168013**

Dear Mr. Roussel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2009, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the amended registration statement effective until you have resolved all comments raised on the Form 10-K.

2.   We note that you have requested confidential treatment for portions of exhibits 10.5 and 10.6 filed with your Form 10-Q for the period ended March 31, 2010. We will respond to your request by separate letter. Please note that we will not be in a position to declare the registration statement effective until we have cleared any comments on your confidential treatment request.

Undertakings, page II-5

3.   Please tell us why you have not included the undertakings requested by Item 20.D of Industry Guide 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Terry G. Roussel, President
Cornerstone Healthcare Plus REIT, Inc.
July 26, 2010
Page 3

You may contact Duc Dang at (202) 551-3386 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

Cc: Robert Bergdolt
        via facsimile (919) 786-2202